Exhibit 99.100

June 17, 2013

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Autorité des marchés financiers	Saskatchewan Financial Services Commission, Securities Division
Alberta Securities Commission	The Manitoba Securities Commission
New Brunswick Securities Commission	Ontario Securities Commission
British Columbia Securities Commission	Prince Edward Island Securities Office

Re:     Energy Fuels Inc.

Pursuant to a request from the reporting issuer, we wish to advise you of the following dates in connection with their Special Meeting of Shareholders:

Date of meeting:	August 13, 2013
Record date for notice:	July 8, 2013
Record date for voting:	July 8, 2013
Beneficial ownership determination date:	July 8, 2013
Securities entitled to notice:	Common
Securities entitled to vote:	Common
Issuer mailing directly to non objecting beneficial owners:	No
Issuer will pay for objecting beneficial owner material distribution:	Yes
Issuer using notice-and-access for registered investors:	No
Issuer using notice-and-access for non-registered investors:	No
Notice-and-access stratification criteria:	No

Yours very truly,

Larry Calixtro
Associate Manager, Trust Central Services

cc: CDS & Co. (Via Fax)

sg\NM_EnergyFuels